Exhibit (a)(5)(i)

Cerberus Amends Cash Tender Offer

For The Outstanding Shares in BlueLinx Holdings Inc. Not Owned by Its Affiliate

To Add The Positive Recommendation of Special Committee as a Condition

Cerberus ABP Investor LLC (“CAI”), an affiliate of Cerberus Capital Management, L.P. (“Cerberus”), and owner of a 55.37% majority stake in BlueLinx Holdings Inc. (NYSE: BXC) (“BlueLinx” or the “Company”), today announced that it has amended its offer (the “Offer”) for all of the outstanding publicly held shares of BlueLinx (the “Shares”) not owned by CAI.

CAI and Cerberus have amended their tender offer statement and Rule 13E-3 transaction statement on file with the Securities and Exchange Commission to provide that CAI and Cerberus will not be required to and will not accept for payment any tendered Shares, and may amend or terminate the Offer, if the special committee of independent directors of the Company’s board of directors shall have failed to amend its “Solicitation/Recommendation Statement” on Schedule 14D-9 to affirmatively recommend the Offer, or the Offer as amended, or shall have subsequently withdrawn or amended or modified in any manner adverse to CAI or Cerberus (whether by further amendment to the Company’s Schedule 14D-9 or otherwise) such affirmative recommendation of the Offer, or the Offer as amended, at any time on or prior to the expiration date of the Offer (the “Special Committee Recommendation Condition”).  The Special Committee Recommendation Condition is not waivable.  All other terms and conditions, including the offer price of $3.40 per share in cash, set forth in the Offer to Purchase, dated August 2, 2010 as amended by Amendment No. 1, dated August 13, 2010 and Amendment No. 2, dated August 19, 2010 to the Tender Offer Statement and Rule 13E-3 Transaction Statement filed with the U.S. Securities and Exchange Commission, remain unchanged.  CAI and Cerberus expect to promptly mail a supplement to stockholders of the Company to reflect the addition of the Special Committee Recommendation Condition.

The Offer will expire at midnight, New York City time, on Friday, September 3, 2010, unless extended.

The depositary for the Offer has informed CAI and Cerberus that, as of 5:00 p.m. on Thursday, August 19, 2010, approximately 14,353 Shares have been tendered and not withdrawn.

Additional Information and Where to Find It

BlueLinx stockholders and other interested parties are urged to read the Tender Offer Statement on Schedule TO, as amended, the Offer to Purchase, as supplemented, and any other documents relating to the tender offer that are filed with the United States Securities and Exchange Commission (the “SEC”) because they contain important information. BlueLinx stockholders will be able to receive such documents free of charge at the SEC’s web site, www.sec.gov, or by contacting BofA Merrill Lynch, the Dealer Manager for the Offer, at (888) 803-9655.

About Cerberus Capital Management, L.P.

Established in 1992, Cerberus Capital Management, L.P. along with its affiliates, is one of the world’s leading private investment firms with approximately $23 billion under management.  Through its team of investment and operations professionals, Cerberus specializes in providing both financial resources and operational expertise to help transform undervalued companies into industry leaders for long-term success and value creation.  Cerberus is headquartered in New York City with affiliate and/or advisory offices in the United States, Europe, the Middle East and Asia.